SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 13, 2005

JSG FUNDING PLC
(formerly known as MDP Acquisitions plc)
(Translation of registrant’s name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland
Telephone: +353 (1) 202-7000
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Press Release dated January 13, 2004

NOTICE RELATING TO OFFER TO PURCHASE FOR CASH AND SOLICITATION OF CONSENTS TO PROPOSED AMENDMENTS RELATING TO

Dollar Denominated 15.5% Subordinated Notes due 2013

and

Euro Denominated 15.5% Subordinated Notes due 2013

of

JSG FUNDING PLC

13 January 2005 — Jefferson Smurfit Group today announced that its finance subsidiary, JSG Funding plc (formerly known as MDP Acquisitions plc) (the “Company”), intends to launch today a cash tender offer and solicitation of related consents relating to all of the Company’s outstanding Dollar Denominated 15.5% Subordinated Notes due 2013  and Euro Denominated 15.5% Subordinated Notes due 2013  (the “Notes”).

                Concurrently with the offer to purchase the Notes, the Company is soliciting the consent from holders of the Notes (the “Consent Solicitation”, and together with the offer to purchase the Notes, the “Offer”) to amendments to the indentures governing the Notes that will eliminate substantially all of the restrictive covenants and to modify certain of the events of default and other provisions in the Indentures (the “Proposed Amendments”).  A holder who tenders Notes prior to the Consent Date (as defined below) pursuant to the Offer will be deemed to Consent to the Proposed Amendments.

The following table summarizes the pricing terms for the Total Consideration (which is based on the yield of the Reference Security plus the Fixed Spread and includes the Consent Payment, as shown below), the Consent Payment and the Tender Offer Consideration (Total Consideration minus Consent Payment) for each $1,000 aggregate principal amount of Dollar Notes and for each €1,000 aggregate principal amount of Euro Notes.

Security Description	Common Code/ISIN/ CUSIP No.	Outstanding Principal Amount	Earliest Redemption Date	Price on the Earliest Redemption Date	Consent Payment	Reference Security	Fixed Spread
15.5% Subordinated Notes due 2013	015552018 US58282PAC59 USG59404AC06 58282PAC5	$14,745,373(1)	October 1, 2005	$1080.00	$20	UST 1 5/8% September 2005	50bps

15.5% Subordinated Notes due 2013	016734918 US58282PAH47 58282PAH4	$196,365,475	October 1, 2005	$1080.00	$20	UST 1 5/8% September 2005	50bps
15.5% Subordinated Noted due 2013	016735302 XS0167353027 US58282PAG63 58282PAG6	€140,740,568	October 1, 2005	€1080.00	€20	BKO 2.5% September 2005	50bps

(1) Such amount includes Notes in the aggregate principal amount of $2,500,000 that are held in the form of 2,500 Units, which are comprised of the Notes and 2,500 Warrants (as defined herein).  The Units must be separated by a holder thereof in order to participate in the Offer.  If a participant chooses to separate its Units, such holder’s accounts will be credited with the positions in the Dollar Notes and the Warrants in amounts corresponding to the number of Units held by the participant immediately prior to separation.  The ISIN Number and CUSIP Number for the Units are 58282PAD3 and US58282PAD33, respectively.

To receive the Total Consideration holders of Notes must tender their Notes prior to 5:00 p.m. London time, Noon, New York City time, on 28 January 2005 unless extended (such time and date as the same may be extended, the “Consent Date”). Holders who tender their Notes after the Consent Date will be eligible to receive only the Tender Offer Consideration.

The Offer expires at 5.00 p.m. London time, Noon, New York City time, on 11 February 2005 unless extended by the Company by press release or notice to the Tender Agents in the manner provided in the Offer to Purchase and Consent Solicitation Statement dated as of 13 January 2005 (the “Statement”) (such time and date as the same may be extended, the “Expiration Time”).

The Offer is being made in connection with, and is conditioned upon, among other things, the satisfaction of the Financing Condition as defined in the Statement. The Company reserves the right to amend or waive the terms of the Offer.

The Offer is being made solely pursuant to the Statement, which more fully sets forth and governs the terms and conditions of the Offer as well as additional information about the terms of the Offer, how to tender Notes and deliver Consents and conditions to the Offer. The Statement contains important information that should be read carefully before any decision is made with respect to the Offer.  In deciding whether to participate in the Offer, each holder should carefully consider the factors set forth under “Certain Significant Considerations” in the Statement.

Deutsche Bank is acting as sole Dealer Manager in this Offer.

Further details on the Offer and a copy of the Statement can be obtained from:

Dealer Manager:

Deutsche Bank AG London Liability Management Group Tel: +44 20 7545 8011

Tender Agents and Depository Agent:

Deutsche Bank AG London

TSS — Restructuring Services Group

+44 20 7547 5000

Deutsche Bank Luxembourg S.A

TSS — Restructuring Services Group

+352 421 22 460

Information Agent

Global Bondholder Services Corporation

Corporate Actions

Banks and Brokers Call Collect:  (212) 430-3774
All Others Call Toll Free:  (866) 470-4500

OFFER RESTRICTIONS

Neither this Announcement nor the Offer to Purchase and Consent Solicitation Statement constitutes an invitation to participate in the Offer in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such invitation under applicable securities laws.  The distribution of this Announcement or the Offer to Purchase and Consent Solicitation Statement in certain jurisdictions may be restricted by law.  Persons into whose possession this Announcement or the Offer to Purchase and Consent Solicitation Statement come are required by each of the Company, the Dealer Manager,  the Tender Agents, Depository Agent and Information Agent to inform themselves about, and to observe, any such restrictions.

United Kingdom. This document is being distributed only to and directed only at (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, as amended (the “Order”), and (ii) persons falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”).  This document must not be acted on or relied on by persons who are not relevant persons.  Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Republic of Italy.  Neither the Offer nor any of the information contained herein constitutes an offer or an invitation to offer or a promotional message of any form to any person (natural or legal) resident in the Republic of Italy to purchase or acquire the Notes, within the meaning set forth in articles 1, lett. (v), and 102 ff., of Legislative Decree February 24, 1998, n. 58. The Offer is not being made and will not be made, directly or indirectly, in or into, whether by mail or by any means or other instrument (including, without limitation, telephonically or electronically) or any facility of a national securities exchange publicly or privately available in the Republic of Italy. Tenders should not be made pursuant to the Offer by any such use, means, instrument or facility or from within the Republic of Italy. Doing so may render invalid any purported tender. Accordingly, copies of the Statement and any related documents may not be mailed or otherwise forwarded, distributed or sent in, into or from the Republic of Italy and persons receiving such documents must not forward, distribute or send them in or into or from the Republic of Italy. Any person who may have a legal or contractual obligation to forward the Statement and any related documents in the Republic of Italy should read the Statement before doing so. No prospectus will be lodged with, or registered by, the Commissione Nazionale per le Società e la Borsa in respect of the Offer. Accordingly the Notes may not be tendered or sold in the Republic of Italy and neither the Statement nor any other material relating to the Offer may be distributed or made available in the Republic of Italy.

Belgium. In Belgium, the Offer is not, directly or indirectly, being made to, or for the account of, any person other than to professional or institutional investors referred to in article 3, 2° of the Belgian royal decree of July 7, 1999 on the public character of financial operations, each acting on their own account. This document has not been and will not be submitted to nor approved by the Belgium Banking, Finance and Insurance Commission (Commission Bancaire, Financière et des Assurances/Commissie voor het Bank, Financie en assurantiewezen) and, accordingly, may not be used in connection with any offer if Belgium except as may otherwise be permitted by law.

France.  The Offer is not being made, directly or indirectly, to the public in France. Only qualified investors (Investisseurs Qualifiés), as defined in Article L.411-2 of the French Code Monétaire et Financier and decree no. 98-880 dated October 1, 1998 are eligible to accept the Offer.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2005	JSG FUNDING PLC

	By:	/s/ IAN J. CURLEY Ian J. Curley Director and Chief Financial Officer